Exhibit 99.1
                            [GRAPHIC OMITTED] GERDAU

                             NOTICE TO SHAREHOLDERS

                               50% STOCK DIVIDEND

We would like to inform our Shareholders that the Boards of the companies listed below approved, in meetings held on March 31st, 2005, a capital stock increase, which will be effective on April 11th, 2005 by means of the incorporation of investment reserves and working capital with the issuance of new shares, as follows:

                             METALURGICA GERDAU S.A.

Increase in capital stock from R$ 1,664,000,000.00 to R$ 2,496,000,000.00 by means of the incorporation of investment reserves and working capital, with the issuance of new shares, assigning 50 (fifty) bonus shares to each group of 100 (one hundred) (one for each two ratio) shares owned on April 11th, 2005, date of record of the incorporation of the above mentioned reserves. The value assigned to the bonus shares, as defined by the Brazilian Internal Revenue Secretariat's regulation, IN/SRF 25/2001, Art. 25, paragraph 1, is R$ 20.01 per share.

                                   GERDAU S.A.

Increase in capital stock from R$ 3,471,312,349.01 to R$ 5,206,968,523.52 by means of the incorporation of investment reserves and working capital, with the issuance of new shares, assigning 50 (fifty) bonus shares to each group of 100 (one hundred) (one for each two ratio) shares owned on April 11th, 2005, date of record of the incorporation of the above mentioned reserves. The value assigned to the bonus shares, as defined by the Brazilian Internal Revenue Secretariat's regulation, IN/SRF 25/2001, Art. 25, paragraph 1, is R$ 11.70 per share.

                            COMPLEMENTARY INFORMATION

Please note that shares acquired on April 12th, 2005, and thereafter, will be traded Ex-Stock Dividend.

Additional information can be obtained at our Shareholders Department, located at Av. Farrapos 1811, 90220-005 Porto Alegre / RS - Brazil - Phone: +55 (51) 3323-2211 - Fax: +55 (51) 3323-2281 - E-mail acionistas@gerdau.com.br

                         Porto Alegre, March 31st, 2005

                             Osvaldo Burgos Schirmer
                                 Vice President
                           Investor Relations Director